For Immediate Release:                                   Contact: Kelly Sullivan
Friday May 9, 2003                                                  212.515.1908


                  BriteSmile to Expand Into Oral Care Products
         Company to Acquire Important Portfolio of Intellectual Property


Walnut Creek, CA - BriteSmile, Inc, (NASDAQ: BSML) the world's leading provider of state of the art teeth whitening technology, announced today that its subsidiary, BriteSmile Development Inc., has entered into a binding memorandum of understanding as well as a patent license agreement with Oraceutical Innovative Properties, LLC and R. Eric Montgomery, a long-time director of the BriteSmile, which significantly expands the scope of BriteSmile's teeth whitening focus to include all types of oral care products.

BriteSmile Development is acquiring key rights to Montgomery's intellectual property portfolio, which consists of over 80 United States and foreign patents and patent applications covering a wide range of oral care products with particular emphasis in the tooth whitening area. In addition, Montgomery will consult for BriteSmile and BriteSmile Development on an exclusive basis in the human oral care field and will be joining the Board of BriteSmile Development.

Montgomery has played a pivotal role in the development of the revolutionary BriteSmile whitening technology. He is directly responsible for the development of the patented neutral pH BriteSmile Procedure Gel (used in conjunction with the BriteSmile light system), in addition to many of the peripheral products used in conjunction with the BriteSmile procedure or as take-home whitening maintenance products, such as the BriteSmile Low Exotherm Barrier Material, the BriteSmile Masking Creme, and the BriteSmile Whitening Maintenance Non-Alcohol Mouthwash.

John Reed, CEO of BriteSmile, stated, "The scope of the expanded exclusive consulting agreement with Eric is consistent with the recently announced strategic direction of BriteSmile to enter into the broader field of oral care products. Eric's contribution to the revolutionary BriteSmile teeth whitening technology has been seminal and we are looking forward to continuing to work with him."

Nhat Ngo, COO of BriteSmile Development, stated "BriteSmile is acquiring a valuable portfolio of worldwide patents, which are being infringed by several competitors. Beginning immediately, BriteSmile Development intends to vigorously protect its newly acquired patent rights."

LCO, BriteSmile's largest investor, provided the necessary financing for the acquisition.

The closing of the transaction is subject to completion of definitive agreements. The parties presently intend to close this transaction on or before May 31, 2003.


BriteSmile (NASDAQ: BSML) has developed and manufactures the most advanced teeth whitening technology available, as well as manages state-of-the-art BriteSmile Professional Teeth Whitening Centers. BriteSmile Centers are currently operating in Beverly Hills, Irvine, Palo Alto, Walnut Creek and La Jolla, CA; Honolulu, HI; Houston, TX; Denver, CO; Boston, MA; Boca Raton, FL; Atlanta, GA; New York, NY; Chicago, IL; and, Phoenix, AZ. In addition to BriteSmile Centers, the Company has contracted with independent dentists to perform whitening procedures at more than 4,500 Associated Centers. Of the BriteSmile Associated Centers, more than 1,300 are located outside of the United States. For more information about BriteSmile's procedure, call 800-BRITESMILE or visit the Company's Website at http://www.britesmile.com .